September 29, 2025

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Charming Medical Limited (CIK: 0002035992)
Registration Statement on Form F-1 (File No. 333-287258) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other underwriters, hereby joins in the request of Charming Medical Limited that the effective date of the above-referenced registration statement be accelerated so as to permit it to become effective at 5:15 p.m., Eastern time, on Tuesday, September 30, 2025, or as soon thereafter as practicable.

Pursuant to 460 under the Act, we wish to advise you that the underwriters have distributed as many electronic copies of the proposed form of preliminary prospectus to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of such preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Cathay Securities, Inc.
As representative of the underwriters

By:	/s/ Shell Li
Name:	Xiaoyu (Shell) Li
Title:	Chief Executive Officer